WESTPOINT INTERNATIONAL, LLC
28 East 28 Street
New York, NY 10016

January 5, 2012

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	WestPoint International, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
File No. 333-172171

Dear Mr. Owings:

WestPoint International, LLC, the successor by merger to WestPoint International, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission (“Commission”) for its consent to the withdrawal of the above-mentioned Registration Statement, originally filed on February 11, 2011, together with all exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that, due to a recent corporate reorganization, the Registrant has determined not to pursue the offering to which the Registration Statement relates. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of 457(p) under the Securities Act.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 930-2001.

Very truly yours,

/s/ Normand Savaria
Name: Normand Savaria
Title: CEO